     As filed with the Securities and Exchange Commission on July 30, 2001
                                                              File No. 333-78713
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                             _____________________
                                AMENDMENT NO. 1
                                      TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                       UNDER THE SECURITIES ACT OF 1933
                             _____________________
                                Net2Phone, Inc.
            (Exact name of registrant as specified in its charter)

                 Delaware                                   520 Broad Street                                22-359037
(State or other jurisdiction of incorporation          Newark, New Jersey 07102                (I.R.S. Employer Identification No.)
              or organization)                             (973) 412-2800


                  (Address, including zip code, and telephone
                 number, including area code, of registrant's
                         principal executive offices)

          Howard S. Balter                                Joshua N. Korff, Esq.
     Chief Executive Officer                                 Kirkland & Ellis
          Net2Phone, Inc.                                    Citigroup Center
          520 Broad Street                                 153 East 53rd Street
     Newark, New Jersey 07102                           New York, New York 10022
          (973) 412-2800                                     (212) 446-4800
          _______________                                     ______________

(Name, address, including zip code, and                                              (Copies of all communications, including
telephone number, including area code, of agent for  service)                communications sent to agent for service, stated above)

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
                                _______________

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

                        CALCULATION OF REGISTRATION FEE

   Title of Each Class of       Amount to be     Proposed Maximum Offering    Proposed Maximum Aggregate  Amount of Registration Fee
 Securities to be Registered     Registered          Price Per Unit(1)                 Offering Price
Common stock, $0.01 par value       701,874                $4.21                      $2,954,889.54                738.72/(2)/

(1) The price was calculated in accordance with Rule 457(c) under the Securities Act solely for purposes of calculating the registration fee and is $4.21 , the average of the high and low prices per share of the common stock of Net2Phone on July 24, 2001 as reported on the Nasdaq National Market System.

(2) In connection with the initial filing of this Registration Statement, $1,063.83 was previously paid. Therefore, no additional filing fee is required for this Amendment.
                             _____________________

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

                                Net2Phone, Inc.

                            Shares of Common Stock

                           ------------------------

     Our common stock trades on the Nasdaq National Market under the ticker symbol "NTOP." On July 24, 2001, the closing sale price of one share of our stock was $4.21.

                           ------------------------

     Our stockholders listed in this prospectus are offering and selling an aggregate of 701,874 shares of our common stock. These selling stockholders obtained their shares in connection with our acquisition of a company owned by these selling stockholders. Some or all of the selling stockholders expect to sell their shares. We will not receive any part of the proceeds from the sale by the selling stockholders.

                           ------------------------

     The selling stockholders may offer their shares of our stock through public or private transactions, on or off the United States exchanges, at prevailing market prices, or at privately negotiated prices.

                           ------------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER BEFORE YOU INVEST IN THE SHARES BEING SOLD WITH THIS PROSPECTUS.

                           ------------------------

     OUR STOCK OFFERED OR SOLD UNDER THIS PROSPECTUS HAS NOT BEEN APPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAVE THESE ORGANIZATIONS DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           ------------------------

                 The date of this Prospectus is July 30, 2001.

                               TABLE OF CONTENTS

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
                                                                     Page
                                                                     ----
Where You Can Find More Information..................................  3
The Company..........................................................  5
Risk Factors.........................................................  8
Use Of Proceeds...................................................... 17
Dividend Policy...................................................... 17
Price Range Of Common Stock.......................................... 17
Selling Stockholders................................................. 18
Plan Of Distribution................................................. 20
Legal Opinion........................................................ 20
Experts.............................................................. 20

                      WHERE YOU CAN FIND MORE INFORMATION

  We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from our website at www.Net2Phone.com or at the SEC's website at http://www.sec.gov.

  The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the selling stockholders sell all their shares of our stock or until this registration is terminated This prospectus is part of a registration statement we filed with the SEC (Registration No. 333-75031).

     (a)  The description of our Common Stock contained in Item 1 of our
          Registration   Statement on Form 8-A, dated July 20, 1999.
     (b) Our Current Report on Form 8-K, dated July 23, 2000, relating to the announcement of the Aplio, S.A. acquisition.
     (c) Amendment No. 1 to our Current Report on Form 8-K, as filed on September 22, 2000.
     (d) Amendment No. 2 to our Current Report on Form 8-K, as filed on October 16, 2000.
     (e) Our Current Report on Form 8-K, dated August 11, 2000, relating to the purchase of 4,000,000 newly issued shares of our Class A Common Stock by AT&T Corp., for an aggregate purchase price of $300 million.
     (e)  Our Annual Report on Form 10-K for the fiscal year ended July 31,
          2000.
     (f) Amendment No. 1 to our Annual Report on Form 10-K, as filed on December 11, 2000.
     (g)  Our Quarterly Report on Form 10-Q for the quarter ended October 31,
          2000.
     (h)  Our Quarterly Report on Form 10-Q for the quarter ended January 31,
          2001.
     (i)  Our Quarterly Report on Form 10-Q for the quarter ended April 30,
          2001.
     (j) Our Current Report on Form 8-K, dated June 21, 2001, relating to the announcement of the merger of Adir Technologies, Inc. with NetSpeak Corporation.
     (k) Amendment No. 3 to our Current Report on Form 8-K, as filed on July 16, 2001.

  You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

               Net2Phone, Inc.
               520 Broad St., 8th Fl.
               Newark, NJ 07102
               Attention: Investor Relations
               Tel. No. (973) 412-2800

  You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. The selling stockholders will not make an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of these documents.

                                  THE COMPANY

  We are a leader in delivering voice and enhanced services to Internet Protocol networks. We began operations in November 1995, launched our first product in July 1996 and were incorporated in Delaware as a separate subsidiary of IDT Corporation in October 1997. Net2Phone enables people to place low-cost, high-quality calls from their computer, telephone, or fax machine to computers, telephones, or fax machines worldwide via the public Internet, private IP networks, and broadband. We develop and market technology and services for IP voice and e-commerce solutions for IP networks.

  Through our consumer, enterprise, and carrier businesses, we have strengthened our position as a leading platform for the migration of all voice traffic onto the Internet and over all Internet Protocol networks -- the IP telephony company of the future. At the same time, we have established strategic partnerships with leading Internet companies to further extend our reach into the marketplace.

  We have developed a sophisticated software application that enables use of our Web-based Internet telephony services. We promote our services through direct sales and marketing and through strategic partners and international resellers, who buy minutes of use from us in bulk and resell them to customers in their respective countries. Our software is currently available in eight languages (English, Spanish, French, Dutch, Portuguese, Italian, German, and Swedish).

  Our company is divided into five core business units: (1) PC-based consumer services (2) phone-based consumer services (3) enterprise solutions (4) carrier services and (5) broadband. All units support our marketing, operations, and networks divisions. By delivering voice and enhanced services to IP networks through each of these business units as well as our strategic partners, we hope to achieve ubiquity throughout the marketplace.

  Our consumer services enable low-cost high quality calls using the Internet from PCs or telephones and service more than two million active users around the world. Our enterprise unit now enables businesses nationwide to plug into our IP network to make clear phone calls at reduced costs as well as layer enhanced services on the network. We provide carriers and ISPs around the world with access to our IP network to route calls worldwide. Our broadband division is capitalizing on the opportunities in gaining high-speed "last mile" access into consumers' homes and businesses, layering voice and enhanced services to provide phone service over broadband lines using our network.

  Through our distribution efforts, we have voice enabled over 90% of the instant messaging market. In July 2000, we teamed up with Microsoft to integrate our PC-based client software into the latest version of MSN Messenger Service
3.0. The MSN Messenger Service 3.0, released in July 2000, includes a new "Call" button which allows users to place PC-to-PC or PC-to-phone calls to any person online using our software and technology. PC-to-PC calls are free to anywhere in the world.

  Additionally, we provide our voice-optimized IP network for voice transit throughout the Yahoo!(R) network of properties. Under the terms of the agreement, Yahoo! uses our voice-over-IP ("VOIP") network for its suite of voice services, including its voice-enabled instant messenger and voice portal. Launched in October 2000, Yahoo! by Phone provides telephone and voice access to popular Yahoo! content, voice mail and e-mail.

  ICQ, a subsidiary of America Online, offers our services exclusively to their instant messaging users. Our software has been fully integrated into ICQ's 2000b Instant Messenger since September 2000, and we have been marketing a co-branded pre-paid calling card with ICQ since September 1999, allowing users to place calls from any telephone within the United States and 19 other countries to anywhere in the world. Additionally, our PC-to-phone service is integrated into AOL's Instant Messenger (AIM) client under the name AIM Phone and we have been marketing a co-branded pre-paid calling card with AOL Instant Messenger (AIM) since January 2000. We are also leveraging the strengths of our voice-over-IP technology through high-margin agreements with major players in the Internet and communications arena. We are forging lucrative wholesale software licensing agreements with large traditional telephone companies seeking to migrate voice traffic on the Internet and IP networks.

  On August 11, 2000, we completed a sale of 4,000,000 shares of Class A common stock to a subsidiary of AT&T at a price of $75.00 per share.

  In September 2000, we created ADIR Technologies Inc. ("ADIR"), a separate company to which we contributed certain assets and which has been funded by investments by Cisco Systems, Softbank and IDT Corporation to develop and market network management software for VOIP and other packet-based multimedia networks. As of July, 2001, the Company owns approximately 57.40 percent of ADIR's outstanding capital stock and 80.38 percent of ADIR's aggregate voting power. Through the creation of ADIR, we intend to commercialize our proprietary network management software that we have exclusively been using since 1995. We believe that ADIR should provide a new high-margin line of business with minimal capital expenditure without adversely affecting our existing core services business. ADIR currently intends to market its products to service providers and telecommunications, Internet, wireless, next generation and broadband service providers, and enterprises worldwide.

  On June 11, 2001, ADIR entered into an Agreement and Plan of Merger ("Merger Agreement") with NetSpeak Corporation, a Florida Corporation ("Netspeak") pursuant to which ADIR will acquire all of the issued and outstanding capital stock of NetSpeak through the merger of A Tech Merger Sub, Inc., a Florida corporation and wholly-owned subsidiary of ADIR with and into NetSpeak. Under the terms of the Merger Agreement, ADIR will pay between $3.00 and $3.10 in cash for all outstanding shares of NetSpeak common stock, valuing the acquisition at between approximately $46.5 and $48.2 million. The transaction is expected to close late in the third calendar quarter of 2001, subject to approval of NetSpeak shareholders and customary closing conditions, all as more specifically stated in the Merger Agreement attached Exhibit 2.1 to our Current Report on Form 8-K filed on June 21, 2001.

  ADIR completed two rounds of financing this fiscal year with Softbank, Cisco Systems, IDT Corporation and Net2Phone, raising an aggregate of $69 million, which includes $21 million raised to pay for the NetSpeak acquisition.

  In June 2001, we announced a multi-year licensing agreement with Liberty Media. Under the binding Memorandum of Understanding, Liberty will make Net2Phone's VOIP services available to their international cable affiliates serving over 25 million households.

  In addition, we have forged ahead in making Internet telephony more readily available to consumers by entering into arrangements with leading computer equipment and software companies, such as Motorola and Linksys, to integrate our software with their products.

  Throughout our development, we have proven our ability to scale to demand, as an increasing number of individuals and businesses have recognized the real benefits of VOIP technology. In fiscal 2000, we served 1,179,000 customers and routed an average of 5,000,000 minutes per day.

  Our total assets increased from $916,000 at July 31, 1997, to $7.0 million at July 31, 1998, $50.8 million at July 31, 1999, and $411.7 million at July 31, 2000. Our revenue has grown substantially, increasing from approximately $2.7 million in fiscal 1997, approximately $12.0 million in fiscal 1998, approximately $33.3 million in fiscal 1999, and approximately $72.4 million in fiscal 2000. Our net loss increased from approximately $1.7 million in fiscal 1997, to $3.5 million in fiscal 1998, to $53.9 million in fiscal 1999, and $118.3 million in fiscal 2000.

Aplio, S.A.
-----------

  In connection with the acquisition of Aplio, S.A in July 2000, disputes arose with certain selling shareholders with respect to the Company's obligations under the original Stock Purchase Agreement dated as of June 16, 2000. The Company has now settled all disputes by entering into agreements with various selling shareholders providing for certain cash payments to be made on or before January 8, 2002 in the aggregate amount of approximately $11 million and the deferral of payment obligations totaling approximately $19,250,000 until April 30, 2003. As part of the arrangement, the selling shareholders waived their rights to receive $3 million in monies held back by the Company at closing to secure certain indemnification obligations.

                                 RISK FACTORS

  In addition to the other information in this report, the following factors should be carefully considered in evaluating our business and prospects.

           Risks Related to Our Financial Condition and Our Business

  Our limited operating history makes evaluating our business difficult.

  IDT formed us as a subsidiary in October 1997. Prior to that, we conducted business as a division of IDT. Therefore, we have only a limited operating history with which you may evaluate our business. You must consider the numerous risks and uncertainties an early stage company like ours faces in the new and rapidly evolving market for Internet-related services. These risks include our ability to:

  . increase awareness of our brand and continue to build user loyalty; . maintain our current, and develop new, strategic relationships;
  . respond effectively to competitive pressures; and . continue to develop and upgrade our network and technology.

  If we are unsuccessful in addressing these risks, sales of our products and services, as well as our ability to maintain or increase our customer base, will be substantially diminished.

  We have never been profitable.

  We have never been profitable on an annual basis. We had an accumulated deficit of approximately $450 million as of April 30, 2001. We anticipate that we will continue to show losses from operations for our fiscal year ending July 31, 2001. Our operating and marketing expenses have continuously increased since inception and we expect them to continue to increase significantly during the next several years. Accordingly, we will need to generate significant revenue to achieve profitability. We may not be able to do so. Even if we do achieve profitability, we cannot assure you that we will be able to sustain or increase profitability on a quarterly or annual basis in the future.

  In addition, we recognized significant charges relating to non-cash executive compensation expense in fiscal 2000 and will recognize additional significant charges on an ongoing basis, in connection with the grants of options to purchase shares of our common stock. With respect to these options, we recognized a charge of approximately $17.9 million in the fourth quarter of fiscal 1999 and $48.1 million during fiscal 2000, and will recognize charges of approximately $15.9 million during fiscal 2001, approximately $12.8 million during fiscal 2002, $1.7 million during fiscal 2003, and $529,000 in fiscal 2004.

  We intend to pursue new streams of revenue, which we have not attempted to generate before and which may not be profitable.

  In addition to our minutes-based revenue, we are beginning to generate new Web-based revenue opportunities from banner and audio advertising. Furthermore, with ADIR, we will be commercializing our existing network management software. ADIR will market its products to service providers, telecommunications companies, and equipment manufacturers. We also intend to explore the availability of revenue-sharing opportunities with online retailers. We intend to devote significant capital and resources to create these new revenue streams and we cannot ensure that these investments will be profitable.

  We may have difficulties managing our expanding operations, which may reduce out chances of achieving profitability.

  Our future performance will depend, in part, on our ability to manage our growth effectively. To that end, we will have to undertake the following tasks, among others:

  . develop our operating, administrative, financial and accounting systems and controls;

  . improve coordination among our engineering, accounting, finance, marketing and operations personnel;

  .  enhance our management information systems capabilities; and

  .  hire and train additional qualified personnel.

  If we cannot accomplish these tasks, our chances of achieving profitability may be diminished.

  If we fail to establish and maintain strategic relationships our ability to meet analyst expectations and our sales would suffer.

  We currently have strategic relationships with AT&T, MSN, AOL, ICQ, Yahoo!, Cisco and others. We depend on these relationships to:

  .  expand our customer base;

  .  distribute our products to potential customers;

  .  increase usage of our services;

  .  build brand awareness; and

  .  cooperatively market our products and services.

  We believe that our success depends, in part, on our ability to develop and maintain strategic relationships with leading Internet companies and computer hardware and software companies, as well as key marketing distribution partners. In cases where our products and services are integrated into our strategic partners' product and service offerings, our ability to meet analyst expectations and our sales depend upon a timely release of these offerings. If any of our strategic relationships are discontinued or if the release of these partners' offerings that integrate our products and services are delayed, sales of our products and services and our ability to maintain or increase our customer base may be substantially diminished.

  Competition could reduce our market share and decrease our revenue.

  The market for our services has been extremely competitive. Many companies offer products and services like ours, and many of these companies have a substantial presence in this market. In addition, many of these companies are larger than we are and have substantially greater financial, distribution and marketing resources than we do. We therefore may not be able to compete successfully in this market. If we do not succeed in competing with these companies, we will lose customers and our revenue will be substantially reduced. Our competitors include the following:

  . Internet Telephony Service Providers. Internet telephony service providers such as AT&T Jens (a Japanese affiliate of AT&T), deltathree.com, iBasis (formerly known as VIP Calling), IPVoice.com, and ITXC route voice traffic over the Internet.

  . Software/Hardware Providers. Companies such as VocalTec produce software and other computer equipment that may be installed on a user's computer to permit voice communications over the Internet.

  . Telecommunications Companies. A number of telecommunications companies, including AT&T, Deutsche Telekom, MCI WorldCom and Qwest, currently maintain, or plan to maintain, packet-switched networks to route the voice traffic of other telecommunications companies.

  . Network Hardware Manufacturers. A number of large telecommunications providers and equipment manufacturers, including Alcatel, Cisco, Lucent, Northern Telecom and Dialogic (which was acquired by Intel), have announced that they intend to offer products similar to ours. We expect these products to allow live voice communications over the Internet between parties using a personal computer and a telephone and between two parties using telephones. Cisco Systems has also taken additional steps by recently acquiring companies that produce devices that help Internet service providers carry voice over the Internet while maintaining traditional phone usage and infrastructure.

  . Voice-Enabled Online Commerce Providers. ITXC has begun to apply Internet telephony technologies in connection with online commerce transactions. ITXC competes with services of ours such as Click2Talk by integrating voice communications into commercial Web sites.

  Pricing pressures may lessen our competitive pricing advantage.

  Our success is based partly on our ability to provide discounted domestic and international long distance services by taking advantage of cost savings achieved by carrying voice traffic over the Internet, as compared to carrying calls over long distance networks, such as those owned by AT&T, Sprint and MCI WorldCom. In recent years, the price of long distance calls has fallen. In response, we have lowered the price of our service offerings. For example, AT&T, Sprint and MCI WorldCom have adopted pricing plans in which the rates that they charge for U.S. domestic long distance calls are not always substantially higher than the rates that we charge for our U.S. domestic service. The price of long distance calls may decline to a point where we no longer have a price advantage over these traditional long distance services. Alternatively, other providers of long distance services may begin to offer unlimited or nearly unlimited use of some of their services for an attractive monthly rate. We would then have to rely on factors other than price to differentiate our product and service offerings, which we may not be able to do.

  We may not be able to compete with providers that can bundle long distance services with other offering.

  Our competitors may be able to bundle services and products that we do not offer together with long distance or Internet telephony services. These services could include wireless communications, voice and data services, Internet access and cable television. This form of bundling would put us at a competitive disadvantage if these providers can combine a variety of service offerings at a single attractive price. In addition, some of the telecommunications and other companies that compete with us may be able to provide customers with lower communications costs or other incentives with their services, reducing the overall cost of their communications packages, and significantly increasing pricing pressures on our services. This form of competition could significantly reduce our revenues.

  If our customers do not perceive our service to be effective or of high quality, our brand and name recognition would suffer.

  We believe that establishing and maintaining a brand and name recognition is critical for attracting and expanding our targeted client base. We also believe that the importance of reputation and name recognition will increase as competition in our market increases. Promotion and enhancement of our name will depend on the effectiveness of our marketing and advertising efforts and on our success in continuing to provide high-quality products and services, neither of which can be assured.

  We depend on our international operations, which subject us to unpredictable regulatory and political situations.

  As of July 31, 2000, approximately 38 percent of our customers were based outside of the United States, generating approximately 34 percent of our revenue during fiscal 2000. A significant component of our strategy is to continue to expand internationally. We cannot assure you that we will be successful in expanding into additional international markets. In addition to the uncertainty regarding our ability to generate revenue from foreign operations and expand our international presence, there are certain risks inherent in doing business on an international basis, including:

  . changing regulatory requirements, which vary widely from country to country;

  . action by foreign governments or foreign telecommunications companies to limit access to our services;

  .  increased bad debt and subscription fraud;

  .  legal uncertainty regarding liability, tariffs and other trade barriers;

  .  political instability; and

  .  potentially adverse tax consequences.

  We cannot assure you that one or more of these factors will not materially adversely affect the growth of our business or our customer base.

  All of the telephone calls made by our customers are connected through local telephone companies and, at least in part, through leased networks that may become unavailable.

  We are not a local telephone company or a registered local exchange carrier. Our network covers only portions of the United States. Accordingly, we must route parts of some domestic and all international calls made by our customers over leased transmission facilities. In addition, because our network does not extend to homes or businesses, we must route calls through a local telephone company to reach our network and, ultimately, to reach their final destinations.

  In many of the foreign jurisdictions in which we conduct or plan to conduct business, the primary provider of significant intra-national transmission facilities is the national telephone company. Accordingly, we may have to lease transmission capacity at artificially high rates from a monopolistic provider and, consequently, we may not be able to generate a profit on those calls. In addition, national telephone companies may not be required by law to lease necessary transmission lines to us or, if applicable law requires national telephone companies to lease transmission facilities to us, we may encounter delays in negotiating leases and interconnection agreements and commencing operations. Additionally, disputes may result with respect to pricing terms and billing.

  In the United States, the providers of local telephone service are generally the incumbent local telephone companies, including the regional Bell operating companies. The permitted pricing of local transmission facilities that we lease in the United States is subject to uncertainties. The Federal

Communications Commission has issued an order requiring incumbent local telephone companies to price those facilities at total element long-run incremental cost, and the United States Supreme Court upheld the FCC's jurisdiction to set a pricing standard for local transmission facilities provided to competitors. However, the incumbent local telephone companies can be expected to bring additional legal challenges to the FCC's total element long-run incremental cost standard and, if they succeed, the result may be to increase the cost of incumbent local transmission facilities obtained by us. In addition, the Federal Communications Commission is in the process of re-examining the existing intercarrier compensation system, a regime governing the flow of payments among interconnected telecommunications carriers and networks. The Commission could adopt an intercarrier compensation mechanism that could result in an increase in the cost of the local transmission facilities necessary to complete our calls.

  Our success depends on our ability to handle a large number of simultaneous calls, which our systems may not be able to accommodate.

  We expect the volume of simultaneous calls to increase significantly as we expand our operations. Our network hardware and software may not be able to accommodate this additional volume. If we fail to maintain an appropriate level of operating performance, or if our service is disrupted, our reputation could be hurt and we could lose customers.

  Because we are unable to definitely predict the volume of usage and our capacity needs, we may be forced to enter into disadvantageous contracts that would reduce our operating margins.

  In order to ensure that we are able to handle additional usage, we have agreed to pay IDT a one-time fee of approximately $7.6 million for a 20-year right to use part of a new high capacity network that is under construction. We may have to enter into additional long-term agreements for leased capacity. To the extent that we overestimate our call volume, we may be obligated to pay for more transmission capacity than we actually use, resulting in costs without corresponding revenue. Conversely, if we underestimate our capacity needs, we may be required to obtain additional transmission capacity through more expensive means that may not be available.

  We may not be able to obtain sufficient funds to grow our business.

  We intend to continue to grow our business. Due to our limited operating history and the nature of our industry, our future capital needs are difficult to predict. Therefore, we may require additional capital to fund any of the following:

  .  unanticipated opportunities;

  .  strategic alliances;

  .  potential acquisitions;

  .  changing business conditions; and

  .  unanticipated competitive pressures.

  Obtaining additional financing will be subject to a number of factors, including market conditions, our operating performance and investor sentiment. These factors may make the timing, amount, terms and conditions of additional financings unattractive to us. If we are unable to raise additional capital, our growth could be impeded.

  Any damage to or failure of our systems or operations could result in reductions in, or terminations of, our services.

  Our success depends on our ability to provide efficient and uninterrupted, high-quality services. Our systems and operations are vulnerable to damage or interruption from natural disasters, power loss, telecommunication failures, physical or electronic break-ins, sabotage, intentional acts of vandalism and similar events that may be or may not be beyond our control. The occurrence of any or all of these events could hurt our reputation and cause us to lose customers.

  Unauthorized use of our intellectual property by third parties may damage our brand.

  We regard our copyrights, service marks, trademarks, trade secrets and other intellectual property as critical to our success. We rely on trademark and copyright law, trade secret protection and confidentiality agreements with our employees, customers, partners and others to protect our intellectual property rights. Despite our precautions, it may be possible for third parties to obtain and use our intellectual property without authorization. Furthermore, the laws of some foreign countries may not protect intellectual property rights to the same extent as do the laws of the United States. It may be difficult for us to enforce certain of our intellectual property rights against third parties who may have acquired intellectual property rights by filing unauthorized applications in foreign countries to register the marks that we use because of their familiarity with our worldwide operations. Since Internet related industries such as ours are exposed to the intellectual property laws of numerous foreign countries and trademark rights are territorial, there is uncertainty in the enforceability and scope of protection of our intellectual property. The unauthorized use of our intellectual property by third parties may damage our brand.

  Defending against intellectual property infringement claims could be expensive and could disrupt our business.

  We cannot be certain that our products and services do not or will not infringe upon valid patents, trademarks, copyrights or other intellectual property rights held or claimed by third parties. Multi-Tech, Inc. has filed a lawsuit against us alleging that we infringe upon its patents. We are incurring substantial expenses defending this claim. If Multi-Tech is successful, we may be subject to significant monetary liability and our business may be materially disrupted.

  We may also be subject to other legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. We may incur substantial expenses in defending against those third-party infringement claims, regardless of their merit. Successful infringement claims against us may result in substantial monetary liability or may materially disrupt the conduct of our business.

                  Risks Related to Our Relationship with AT&T

  A subsidiary of AT&T has acquired approximately 32 percent of our outstanding capital stock and 39 percent of our aggregate voting power. This relationship contains certain risks associated with it including the following:

  There is uncertainty regarding AT&T licenses.

  There is no commitment from AT&T to use our technology, and therefore there is no assurance that AT&T will pay us any royalties, notwithstanding the fact that its significant interest in us should give it an incentive to do so.

  Our relationship may discourage others from seeking nonexclusive licenses.

  Our obligation to grant non-exclusive "most favored nation" licenses to AT&T will preclude us from granting exclusive licenses to others and may discourage others from seeking nonexclusive licenses, particularly if AT&T fails to use our technology and AT&T's failure to use it is deemed to be a negative reflection on the technology.

  It may be a disadvantage to have a subsidiary of AT&T as our largest shareholder.

  As a financially strong company, AT&T may be less likely than others might be to agree to an acquisition of Net2Phone as a whole by another company in a transaction in which our public stockholders could realize a premium for their shares.

  We may experience conflicts of interest resulting from AT&T's designation of members of our board of directors.

  AT&T has the right to designate three members of our board of directors. This presence on our board of directors may give rise to significant influence and/or conflicts of interest with respect to certain decisions involving business opportunities and similar matters that may arise in the ordinary course of our business or the business of AT&T.

                  Risks Related to Our Relationship with IDT

  We have contracted with IDT for various services and for the use of its telecommunications network, which contracts we may not be able to renew when they expire.

  In May 1999, we entered into agreements with IDT under which IDT provided administrative and telecommunication services to us. Since these agreements have expired, we will need to extend them, engage other entities to perform these services or perform these services ourselves. We cannot assure you that IDT will continue to provide these services. As a result, we may have to purchase these services from third parties or devote resources to handle these functions internally, which may cost us more than we paid IDT for the same services.

  We may experience conflicts of interest with IDT, which may not be resolved in our favor.

  Two members of our board of directors are officers and/or directors of IDT. Additionally, one of our directors, James R. Mellor, was a director of IDT until June 1999. In addition, certain of our executive officers, directors and employees hold shares of IDT common stock and options to acquire shares of IDT common stock. These individuals may have conflicts of interest with respect to certain decisions involving business opportunities and similar matters that may arise in the ordinary course of our business or the business of IDT. If conflicts arise with IDT, we expect to resolve those conflicts on a case-by-case basis, and in the manner required by applicable law and customary business practices, subject to our agreement with IDT to resolve disputes involving $5.0 million or less through mandatory, binding arbitration. Conflicts, if any, could be resolved in a manner adverse to us and our stockholders, which could harm our business.

  IDT currently owns approximately 17.2 percent of our outstanding capital stock and controls 21.2 percent of our voting power.

  Therefore, IDT will have input in the election of our directors, the appointment of new management and the approval of any other action requiring the approval of our stockholders, including any amendments to our certificate of incorporation and mergers or sales of our company or of all of our assets. In addition, we could be prevented from entering into certain transactions that could be beneficial to us. Third parties may be discouraged from making a tender offer or bid to acquire us because of IDT's stockholdings and voting rights.

                         Risks Related to Our Industry

  If the Internet does not continue to grow as a medium for voice communications, our business will suffer.

  The technology that allows voice communications over the Internet is still in its early stages of development. Historically, the sound quality of Internet calls was poor. As the industry has grown, sound quality has improved, but the technology requires additional refinement. Additionally, the Internet's capacity constraints may impede the acceptance of Internet telephony. Callers could experience delays, errors in transmissions or other interruptions in service. Making telephone calls over the Internet must also be accepted as an alternative to traditional telephone service. Because the Internet telephony market is new and evolving, predicting the size of this market and its growth rate is difficult. If our market fails to develop, then we will be unable to grow our customer base and our opportunity for profitability will be harmed.

  Our business will not grow without increased use of the Internet.

  The use of the Internet as a commercial marketplace is at an early stage of development. Demand and market acceptance for recently introduced products and services over the Internet are still uncertain. We cannot predict whether customers will be willing to shift their traditional activities online. The Internet may not prove to be a viable commercial marketplace for a number of reasons, including:

  .  concerns about security;

  .  Internet congestion;

  .  inconsistent service; and

  .  lack of cost-effective, high-speed access.

  If the use of the Internet as a commercial marketplace does not continue to grow, we may not be able to grow our customer base, which may prevent us from achieving profitability.

  Governmental regulations regarding the Internet may be passed, which could impede our business.

  The legal and regulatory environment that pertains to the Internet is uncertain and is changing rapidly as use of the Internet increases. For example, in the United States, the Federal Communications Commission is considering whether to impose surcharges or additional regulations upon certain providers of Internet telephony.

  In addition, regulatory treatment of Internet telephony outside the United States varies from country to country. For example, access to certain services may be negatively impacted by government regulation. There can be no assurance that there will not be future interruptions in foreign countries or that we will be able to return to the level of service we had in any such countries prior to any interruptions. These actions and other similar actions in foreign countries may adversely affect our continuing ability to offer services in these and other countries, causing us to lose customers and revenue.

  New regulations could increase our costs of doing business and prevent us from delivering our products and services over the Internet, which could adversely affect our customer base and our revenue. The growth of the Internet may also be significantly slowed. This could delay growth in demand for our products and services and limit the growth of our revenue. In addition to new regulations being adopted, existing laws may be applied to the Internet. New and existing laws may cover issues that include:

  .  sales and other taxes;

  .  access charges;

  .  user privacy;

  .  pricing controls;

  .  characteristics and quality of products and services;

  .  consumer protection;

  . contributions to the universal service fund, an FCC-administered fund for the support of local telephone service in rural and high cost areas;

  .  cross-border commerce;

  .  copyright, trademark and patent infringement; and

  .  other claims based on the nature and content of Internet materials.

  Our risk management practices may not be sufficient to protect us from unauthorized transactions or thefts of services.

  We may be the victim of fraud or theft of service. From time to time, callers have obtained our services without rendering payment by unlawfully using our access numbers and personal identification numbers. We attempt to manage these theft and fraud risks through our internal controls and our monitoring and blocking systems. If these efforts are not successful, the theft of our services may cause our revenue to decline significantly.

                                USE OF PROCEEDS

  We will not receive any proceeds from the sale of shares of our stock by the selling stockholders.

                                DIVIDEND POLICY

  We have not paid any dividends in the past and do not intend to pay cash dividends on our capital stock for the foreseeable future. Instead, we intend to retain all earnings for use in the operation and expansion of our business.

                          PRICE RANGE OF COMMON STOCK

  Our stock is quoted on the Nasdaq National Market under the ticker symbol "NTOP." The stock was initially offered to the public on July 29, 1999 at $15.00 per share. The following table sets forth for the periods indicated the high and low reported closing sale prices per share for our stock as reported by Nasdaq.

  Year Ending July 31, 2001                            High            Low
  --------------------------                        -------------------------
  First Quarter..................................     $33.812        $16.688
  Second Quarter.................................     $20.250        $ 6.844
  Third Quarter..................................     $13,438        $ 7.375
  Fourth Quarter (through July 24, 2001).........     $  9.46        $ 4.210

  Year Ended July 31, 2000                             High            Low
  -------------------------                         -------------------------
  First Quarter..................................     $92.625        $15.000
  Second Quarter.................................     $76.500        $40.063
  Third Quarter..................................     $68.375        $34.375
  Forth Quarter..................................     $47.875        $22.500

  Year Ended July 31, 1999                             High            Low
  -------------------------                         -------------------------
  Fourth Quarter (July 29 and 30 only)...........     $27.380        $26.560

  As of July 24, 2001, there were approximately 474 stockholders of record of our Common Stock and 20 stockholders of record of our Class A Stock, $.01 par value. On July 24, 2001, the last reported sale price of our stock as reported by Nasdaq was $4.21.

                             SELLING STOCKHOLDERS

     The following table sets forth information as of July 24, 2001, except as otherwise noted, with respect to the number of shares of Common Stock beneficially owned by each of the selling stockholders. The shares offered hereby were acquired by the selling stockholders from us pursuant to the acquisition of the company owned by such selling stockholders.

                                                         Number of shares                         Number of shares
                                                         of Common Stock      Number of shares    of Common Stock
Selling Stockholder                                      beneficially owned   of Common Stock     beneficially owned
------------------                                       prior to offering    registered herein   after offering /(1)/
                                                         ------------------   -----------------   --------------------
Henri Tebeka........................................
   13 Avenue Baratier, 95160 Montmorency                       115,190           115,190                 0

Eric Constantini....................................
   65 Avenue Niel, 75017 Paris, France                         115,190           115,190                 0

Patrice Uzan........................................
   P.O. Box 561; 50, Haela Street; 42815                        60,899            60,899                 0
   Pardessya, Israel

Philippe Barouk.....................................
   c/o Eric Constantini, Apolio, S.A.
   65 Avenue Niel, 75017 Paris, France                          14,795            14,795                 0

Philippe Lumbroso...................................
   8 Rue Galvani, 75017 Paris, France                          124,317           124,317                 0

Codexi, S.A.........................................
   12 Rue Chauchat, 75009 Paris, France                        109,546           109,546                 0

Societe Bernaise de Participations, S.A.............
   12 Rue Chauchat, 75009 Paris, France                          4,564             4,564                 0

Asia Technology 1 Limited...........................
   Asiatech 1, Crique Building, Main Street,
   P.O. Box 116, Road Town, Tortola,
   British Virgin Islands                                       26,556            26,556                 0

Asia Technology 2 Limited...........................
   Asiatech 2, Crique Building, Main Street,
   P.O. Box 116, Road Town, Tortola,
   British Virgin Islands                                       16,685            16,685                 0

Century Force Limited Asiatech Ventures.............
   Sea Meadow House, Blackburne
   Highway, P.O. Box 116, Road Town,
   Tortola, British Virgin Islands                              33,950            33,950                 0

Luzon Investments Limited...........................
   Charles Street, St. Helier, JE4 Jersey,
   Channel Islands                                               1,510             1,510                 0

Samuel Fang.........................................
   5th Floor, General Electric Building,
   3 Ka. Fu., Sheung Shin New Territories,                      13,278            13,278                 0

______________________________________
/1/ Assumes that all shares offered by each selling stockholder are sold in this offering.

                                                         Number of shares                         Number of shares
                                                         of Common Stock      Number of shares    of Common Stock
Selling Stockholder                                      beneficially owned   of Common Stock     beneficially owned
------------------                                       prior to offering    registered herein   after offering /(1)/
                                                         ------------------   -----------------   --------------------
   Hong Kong

Galileo, S.A........................................
   89 Rue Taitbout, 75009 Paris, France                         65,394            65,394

                             PLAN OF DISTRIBUTION

   The selling stockholders may offer their shares at various times in one or more transactions on the Nasdaq National Market, in special offerings, exchange distributions, secondary distributions, negotiated transactions, or a combination of such. They may sell at market prices at the time of sale, at prices related to the market price or at negotiated prices. The selling stockholders may use broker-dealers to sell their shares. If this happens, broker-dealers will either receive discounts or commissions from the selling stockholders, or they will receive commissions from purchasers of shares for whom they acted as agents.

                                 LEGAL OPINION

   For the purpose of this offering, our outside counsel, Kirkland & Ellis, New York, New York, is giving its opinion on the validity of the shares.

                                    EXPERTS

   The consolidated financial statements of Net2Phone, Inc. included in Net2Phone's Annual Report (Form 10-K) for the year ended July 31, 2000, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.


  The consolidated financial statements of Aplio, S.A. and its subsidiaries included in Amendment No. 3 to Net2Phone's Current Report on Form 8-K filed on July 16, 2001, have been audited by Ernst & Young, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

  PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

   The following is a statement of estimated expenses, to be paid solely by Net2Phone, of the issuance and distribution of the securities being registered hereby:

     Securities and Exchange Commission registration fee             $ 1,063.83
     Accounting fees and expenses                                    $30,000.00
     Legal fees and expenses                                         $30,000.00
     Miscellaneous expenses                                          $   936.17
                                                                    -----------
     Total                                                           $62,000.00
                                                                    -----------
Item 15.  Indemnification of Directors and Officers.

   General Corporation Law

   We are incorporated under the laws of the State of Delaware. Section 145 ("Section 145") of the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (the "General Corporation Law"), inter alia, provides that a Delaware corporation may indemnify any persons who were, are or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reasons of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer, director, employee or agent is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

   Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

   Certificate of Incorporation and By-Laws

   Our Certificate of Incorporation and By-laws provide for the indemnification of officers and directors to the fullest extent permitted by the Delaware General Corporation Law.

Item 16.  Exhibits and Financial Statement Schedules.

   (a)  Exhibits.

   Reference is made to the attached Exhibit Index.

   (b)  Financial Statement Schedules.

   All schedules for which provision is made in the applicable accounting regulations of the Commission are not required under the related instructions, are inapplicable or not material, or the information called for thereby is otherwise included in the financial statements and therefore has been omitted.

Item 17.  Undertakings.

   (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

   (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   (c)  The undersigned registrant hereby undertakes that:

               (1) for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

               (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the Securities offered therein, and the offering of such Securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, Net2Phone, Inc. has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newark, New Jersey, on July 30, 2001.

                                                  NET2PHONE, INC.


                                              By: /s/ Howard S. Balter
                                                  --------------------
                                                  Howard S. Balter
                                                  Chief Executive Officer



                                 *   *   *   *

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-3 and Power of Attorney have been signed by the following persons in the capacities and on the dates indicated:

          Signatures                               Capacity                           Dates
          ----------                               --------                           -----
              *                 (Principal Executive Officer)                   July 30, 2001
---------------------------
  Howard S. Balter

              *                 (Principal Financial and Accounting Officer)    July 30, 2001
---------------------------
  Ilan M. Slasky

              *                 Chairman of the Board                           July 30, 2001
---------------------------
  Clifford W. Sobel

              *                 Director                                        July 30, 2001
---------------------------
  James R. Mellor

              *                 Director                                        July 30, 2001
---------------------------
  James A. Courter

              *                 Director                                        July 30, 2001
---------------------------
  John C. Petrillo

              *                 Director                                        July 30, 2001
---------------------------
  Michael Fischberger


              *                 Director                                        July 30, 2001
---------------------------
  Gary E. Rieschel

              *                 Director                                        July 30, 2001
---------------------------
  Daniel H. Schulman

              *                 Director                                        July 30, 2001
---------------------------
  Stephen M. Greenberg

              *                 Director                                        July 30, 2001
---------------------------
  Anthony G. Werner

              *                 Director                                        July 30, 2001
---------------------------
  Harry C. McPherson

* By: /s/ Howard S. Balter
      --------------------
      Howard S. Balter as attorney-in-fact.

                                 EXHIBIT INDEX
                                 -------------

Exhibit
No.
---
     4.1    Specimen Common Stock Certificate (incorporated by reference to
            Exhibit 4.1 to the Company's Registration Statement on Form S-1, dated November 4, 1999 (Registration No. 333-78713)).

     5.1    Opinion of Kirkland & Ellis.

    11.1 Statement Regarding Computation of Earnings Per Share (incorporated by reference to Exhibit 11.1 to the Company's Annual Report on Form 10-K for the year ended July 31, 2000).

    23.1    Consent of Ernst & Young LLP, Independent Auditors.

    23.2    Consent of Ernst & Young, Independent Auditors.

    23.3    Consent of Kirkland & Ellis (included in Exhibit 5.1).

    24.1    Powers of Attorney (included in Part II to the Registration
            Statement).